FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F _____       Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Announces Closing of $48 Million Investment by Eric Sprott

This News Release Does Not Constitute an Offer to Sell or a Solicitation of an Offer to Buy Any of New Found Gold Corp.'s Securities in the United States

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 24, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to announce that it has completed its previously announced non-brokered private placement of 5,000,000 common shares of the Company that qualify as "flow-through shares" for the purposes of the Income Tax Act (Canada) (the "FT Shares") at a price of $9.60 per FT Share (the "Financing"), for gross proceeds to New Found of $48,000,000. The FT Shares have a hold period of four months and one day from closing, expiring on March 25, 2022. A cash finders' fee equal to 0.5% of the gross proceeds of the Financing will be paid to each of Paradigm Capital Inc. and Richardson Wealth Ltd. Mr. Eric Sprott purchased 5,000,000 FT Shares as a result of this Financing and following closing holds approximately 22% of the issued shares of the Company.

The gross proceeds from the issuance of the FT Shares will be used for "Canadian exploration expenses" and will qualify as "flow-through mining expenditures" (the "Qualifying Expenditures"), as those terms are defined in the Income Tax Act (Canada) related to the Company’s Queensway Project located in Newfoundland, Canada and on the Company’s Lucky Strike Project located in Ontario, Canada.

The Company did not file a material change report more than 21 days before the closing of the Financing, which the Company deemed reasonable and necessary in the circumstances in order to complete the Financing in a timely manner.

About New Found Gold Corp.
New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway. With a current working capital balance of approximately $140 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact
To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the FT Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the FT Shares in the United States of America. The FT Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the Offering, use of proceeds of the Offering; tax treatment of the flow-through shares; and the timing of the renunciation of the Qualifying Expenditures. TSXV approval of the Offering, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to satisfy the conditions to close the Offering, including the Company's ability to obtain all necessary stock exchange approvals, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program including the work to assess the presence and source of bias relating to core samples submitted to Eastern Analytical as disclosed in the Company’s press release dated November 4, 2021, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Investor Relations Phone: + 1 (910) 406 2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 24, 2021	By:	/s/ Craig Roberts
Chief Executive Officer